

Dharann Moganaraju · 3rd

The Almanac Fund | Synthesis
Greater Melbourne Area · **Contact info**

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 Synthesis

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Experience

 **Synthesis**
1 yr 3 mos

○ **Finance and Accounting**
Oct 2021 - Present · 9 mos

○ **Teacher**
Apr 2021 - Present · 1 yr 3 mos

○ **Team Lead**
May 2021 - Dec 2021 · 8 mos

 **Founder**
The Almanac Fund
Aug 2020 - Present · 1 yr 11 mos

 **Sales Support Engineer**
Bühler Group · Full-time
Jun 2019 - Jan 2021 · 1 yr 8 mos

 **Project Intern**
Skamol
May 2019 - Jul 2019 · 3 mos

 **Process Engineering Intern**
SABREnergy
Aug 2018 - Jun 2019 · 11 mos
Melbourne, Australia

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Education

 **Monash University**
Bachelor of Commerce/Engineering (Honours), Chemical Engineering/Finance
2014 - 2020

Melbourne High School
Victorian Certificate of Education (VCE)

Interests

Companies   Groups

 **Synthesis**
6,709 followers